

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2016

<u>Via E-mail</u>
Xiongsheng Yang
Chairman of the Special Committee
Mecox Lane Limited
Room 302, Qilai Building,
No. 889, Yishan Road
Shanghai 200233
People's Republic of China

> **Re: Mecox Lane Limited
> Schedule 13E-3
> Filed January 8, 2016 by Mecox Lane Limited, et al.
> File No. 005-85977**

Dear Mr. Yang:

On April 15, 2016 we completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP